

U.S. Securities and Exchange Commission
Division of Investment Management

June 28, 2024

<u>Via Email</u>

Emily Picard
Clifford Chance LLP
Two Manhattan West
375 9th Avenue
New York, NY 10001-1696
emily.picard@cliffordchance.com

> Re: TCW Spirit Direct Lending LLC
>   Registration Statement on Form N-2
>   File No. 811-23967

Dear Ms. Picard:

On May 30, 2024, you filed a registration statement on Form N-2 on behalf of TCW Spirit Direct Lending LLC (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Facing Sheet

1. Disclosure states that the Fund's units will be issued in private placement transactions under "Section 4(2)" of the Securities Act of 1933. Please revise to state, "Section 4(a)(2)."

Prospectus

Page A-1 – Item 3. Fee Table and Synopsis

2. The Fund has omitted the synopsis (Item 3.2) pursuant to paragraph 3 of Instruction G of the General Instructions to Form N-2. Please delete "and Synopsis" from the heading in this section.

3. Please align the headings in the fee table with the Form N-2 requirements, e.g., add "attributable to limited liability company units" after "as a percentage of net assets." *See* Item 3.1 of Form N-2.

4. In the line item for "Management Fee":

- Please add "Base" before "Management Fee."

- Please confirm that the Fund has disclosed the management fee as a percentage of net assets. The footnote to this line item may disclose the management as a percentage of gross assets. Please include in the footnote a cross-reference to a discussion of the Item 9.1.b. discussion of the management fee. The Item 9.1.b. discussion should disclose the management fee as a percentage of average net assets as well as gross assets. *See* Item 3, Instr. 7 and Item 9.1.b.3., Instrs. 1 and 2 of Form N-2.

- The term "Members" and "Unitholders" appear variously throughout the registration statement. The Fund's Amended and Restated Limited Liability Company Agreement appears to define members as "Common Unitholders." Please ensure that references to investors are accurate and consistent throughout the registration statement.

5. Please delete "Fees and" from the line item for "Fees and Interest Payments on Borrowed Funds," or explain why inclusion is necessary.

6. In the line item for "Other Expenses," please confirm that the fees included in the parenthetical are the only fees included. Otherwise, please delete the parenthetical.

7. In the line item for "Incentive Fee":
- Please relocate the line item to appear directly after "Base Management Fee."

- Please delete the fee listed for "Incentive Fee" and replace with a dash as the present inclusion assumes a certain level of positive performance.

- Please consider revising footnote 4 to state, as applicable,

    o Performance targets are not assumed, and therefore, no incentive fee is included;
    o Incentive fees are expected to increase as income increases and include any appropriate examples.

Page A-2 – Item 3. Fee Table and Synopsis

8. In footnote 5:

- Please supplementally explain what "AU$" means.

- Please clarify that the Fee Waiver Agreement shall become effective at the time the Fund commences operations and shall continue for a period of one year.

- Please supplementally explain whether the Adviser may be reimbursed for fees waived under the Fee Waiver Agreement.

- Please confirm that the incentive fee does not have a capital gains component.

9. In the Expense Example, please round all dollar figures to the nearest dollar. *See* Item 3, Instr. 3 of Form N-2.

Page A-2 – Item 8.1 General Description of the Registrant

10. Please revise the second bullet point, as follows:

- The Fund's units will not be listed on an exchange, and it is not anticipated that a secondary market will develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

11. Please add the following bullet points:

- The amount of distributions that the Fund may pay, if any, is uncertain.

- The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.

Page A-3 – Item 8.2 Investment Objectives and Policies

12. In the third paragraph, disclosure refers to unsecured senior loans, subordinated loans, and mezzanine loans. If the Fund holds a significant amount of covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

Page A-4 – Item 8.2 Investment Objectives and Policies

13. In the top paragraph, disclosure states, "The Fund will consider financings for many different purposes, including corporate acquisitions, growth opportunities, liquidity needs, rescue situations, recapitalizations, debtor-in-possession ('DIP') loans, bridge loans and Chapter 11 exits." Please revise this sentence using clear, concise, and understandable language.

Page A-4 – Fundamental Investment Policies

14. Please revise the definition of "majority of the outstanding voting Units of the Fund" to align with the language in section 2(a)(42) of the Investment Company Act of 1940 ("1940 Act") (e.g., 67 per centum or more, instead of 66-2/3% or more).

Page A-5 -- Fundamental Investment Policies

15. In the second bullet point, disclosure states that the "Fund intends to not invest more than 30% of its total assets in (a) any blind pool investment fund or similar vehicle established and managed by a party unrelated to the Adviser and (b) investments outside of the United States and Canada."

- Please tell us how much the Fund will invest in hedge funds and/or private equity funds (including collateralized fund obligations, if relevant) that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard—the latter of which the fund satisfies. As the Fund limits investments to accredited investors but does not appear to impose a minimum investment standard, please explain to us why it is/would be appropriate to offer units without imposing an investment minimum of at least $25,000. We may have additional comments after reviewing your response.

- If the Fund will investment in non-U.S. investments as a principal investment strategy, please add appropriate disclosure to the principal investment strategies and risks sections.

Page A-5 – Item 8.3. Risk Factors

16. The risks on pages A-5 through A-7 do not have a heading that identifies what links the risks together, although the remaining risks do have such headings. Please consider adding a heading to this section, or consider integrating the risks into the other sections.

Page A-6 – Lack of Operating History

17. Disclosure refers to past performance of "the prior Direct Lending Funds." This term is not yet defined. Please revise.

Page A-7 – Dependence on Key Personnel and Other Management

18. Disclosure refers to the potential loss of services of four individuals who have not previously been identified. Please add disclosure that explains who these individuals are and what relevance they have to the Fund.

Page A-8 – Portfolio Concentration

19. Please revise this section to clarify that the Fund has a fundamental policy to not concentrate its investments in an industry or group of industries.

Page A-9 – Valuation Risk

20. In the fourth sentence, disclosure states, "There is no single standard for determining fair value in good faith." Please clarify, as you do on page A-19, that rule 2a-5 of the 1940 Act provides a framework for fund valuation practices.

Page A-9 – Currency Hedging Risk

21. If currency hedging is a principal investment risk, please add corresponding disclosure about currency hedging transactions to the principal investment strategies section.

Page A-10 – Interest Rate Risk

22. Please consider whether it is necessary to add disclosure regarding the transitions associated with the use of an interest rate benchmark (e.g., from LIBOR to SOFR, SONIA, etc.).

Page A-10 – Reliance Upon Consultants

23. Disclosure refers to the Adviser's potential use of consultants to evaluate proposed investments. Please add disclosure to the principal investment strategies section that identifies such consultants and that explains how they were selected, what role they will have, whether they will be paid out of Fund assets, and how such payment will be determined, consistent with the requirements of section 15 of the 1940 Act.

Page A-10 – Use of Investment Vehicles

24. Disclosure refers to risks associated with joint ventures, partnerships, or other special purpose vehicles. Please add disclosure to the principal investment strategies section regarding the use of such vehicles, including how they are structured (e.g. are they wholly-owned and controlled or minority interests in unaffiliated vehicles), and whether they will involve affiliates of the Fund or Adviser.

Page A-11 – Lender Liability

25. Please consider adding disclosure about the potential costs associated with any lawsuit regardless of the outcome.

Page A-12 – Special Risks of Highly Leveraged or other Risky Portfolio Companies

26. Disclosure refers to the Fund's investments in zero-coupon or pay-in-kind securities. Please disclose the risks presented by investments in PIK and OID securities, including:

- The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

- The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

- Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

- PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

- Use of PIK and OID securities may provide certain benefits to the Fund's Adviser including increasing management fees and incentive compensation.

Page A-12 – Risks of Using Derivative Instruments

27. If derivatives are a principal investment risk, please add corresponding disclosure to the Fund's discussion of principal investment strategies.

Page A-13 – Effect of Varying Terms of Classes of Units

28. Disclosure refers to the possibility that the Fund may issue preferred units. Please confirm that the Fund will not issue preferred units within one year of the effectiveness of the registration statement. Otherwise, please add appropriate strategy, risk, and dividend expenses disclosure.

Page A-14 – Obligations of Unitholders Relating to Credit Facilities

29. Disclosure refers to the Fund's possible use of subsidiaries. Please disclose:

- That "Subsidiary" includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.[1]

- That the Fund complies with the provisions of the 1940 Act governing investment policies (section 8) on an aggregate basis with the Subsidiary.

- That the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary's debt as its own for purposes of section 18.

- That any investment adviser to the subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Fund's and the Subsidiary's investment advisory agreements may be combined.

- That the Subsidiary complies with provisions of the 1940 Act relating to affiliated transactions and custody (section 17). Also, please identify the custodian of the Subsidiary, if any.

- Any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the Subsidiary.

- Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

- Please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

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[1] "Primarily controlled" means (1) the Fund controls the unregistered entity within the meaning of section 2(a)(9) of the 1940 Act, and (2) the Fund's control of the unregistered entity is greater than that of any other person.

- If the Subsidiary is a foreign corporation, please confirm in correspondence that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

- If the Subsidiary is wholly-owned, please confirm in correspondence that that the Subsidiary's management fee (including any performance fee) will be included in "Management Fees" and the Subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table. Please also confirm that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Page A-15 – Consequences of Failure to Pay Commitment in Full

30. Disclosure states that a defaulting unitholder "may lose all or a portion of its economic interest in the Fund." In a section titled, "Default Provisions" on page A-30, disclosure states remedies for default may include causing a unitholder "to forfeit a significant portion of its Units or to transfer its Units to a third party for a price that is less than the net asset value of such Units." Please supplementally explain the legal basis for these statements, including how they are consistent with the requirements of the 1940 Act, e.g., section 23, and the circumstances that determine the amount such unitholder may lose.

Page A-15 – Limited Liability of the Adviser

31. Disclosure states that the Fund will be required to indemnify the Adviser, and other related and/or affiliated parties, for certain losses arising out of its activities on behalf of the Fund. Please clarify that such indemnification is subject to the requirements of the 1940 Act.

Page A-15 – Conflicts of Interest

32. Please add more fulsome disclosure about the conflicts of interest to which the Fund and unitholders are subject. For example, disclose conflicts of interest that may arise regarding the allocation of investment opportunities by the Adviser between the Fund and its other clients, including joint ventures. Also, disclose conflicts of interest that may arise in relation to the Adviser's selection of investments or techniques (such as leverage) that have the effect of increasing their compensation.

Page A-20 – Item 9.1(b) Investment Adviser

33. Please state that the discussion regarding the board's basis for approving the investment advisory contract is included in the annual/semi-annual report, as applicable, and provide the period covered by the report. *See* Item 9.1(b) of Form N-2.

Page A-21 – The Private Credit Group

34. Disclosure states that "The Private Credit Group is launching the Fund as its ninth Direct Lending Fund." The disclosure in this section and in the next section titled, "The Private Credit Group's Investment Committee," is confusing in light of other disclosure and exhibits that refer

to TCW Asset Management Company LLC as the Adviser. Please revise these two sections, and perhaps add disclosure earlier in the registration statement, to clarify who The Private Credit Group is and what relevance it has to the Fund.

Page A-22 – The Private Credit Group

35. Disclosure identifies "Key Persons" of the Fund. Earlier disclosure on page A-7 regarding "Key Personnel" does not identify all of the same individuals. Please reconcile.

Page A-24 – Interim Incentive Fee and Adviser Return Obligation

36. Please supplementally explain the basis for imposing an interim incentive fee and adviser return obligation and how such fees/obligations are consistent with the requirements of section 205 of the Investment Advisers Act of 1940.

Page A-25 – Item 9.1(c) Portfolio Management

37. Please state that the Statement of Additional Information provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of securities in the Fund. *See* Item 9.1(c) of Form N-2.

Page A-25 – Item 9.1(d) Administrator

38. Please state the compensation to be paid to the Administrator. *See* Item 9.1(d) of Form N-2.

Page A-26 – Item 9.1(f) Expenses

39. Disclosure refers to "organizational expenses and expenses associated with the issuance of the Units and issuance of interests in a related entity organized and managed by TCW as a feeder fund for the Fund." Please confirm this is not a "master-feeder structure" – otherwise add appropriate disclosure throughout the registration statement.

Statement of Additional Information

Page B-3 – Item 18. Management

40. Please add the required addresses to the director table. *See* Item 18.1 of Form N-2.

41. Under the column titled, "Principal Occupation(s) During the Past 5 Years," please identify the relevant company and state the principal business of such company unless the principal business is implicit in its name. *See* Item 18.1, Instr. 3 of Form N-2.

Page B-10 – Item 19. Control Persons and Principal Holders of Securities

42. Please ensure that the disclosure here is consistent with the disclosure in the section titled, "Item 9.3. Control Persons."

Item 30. Indemnification

43. Disclosure refers to limitations imposed by the 1940 Act on director indemnification. Please add disclosure about limitations imposed by the 1940 Act on investment adviser indemnification (e.g., section 17(i)).

Amended and Restated Limited Liability Company Agreement

44. In section 12.1.5 titled, "Other Agreements," disclosure states, "Notwithstanding the provisions of this Agreement or any Subscription Agreement, but subject to the 1940 Act, applicable federal securities law, and any other registered investment company requirements, it is hereby acknowledged and agreed that the Board on behalf of the Company, without the approval of any Member or any other Person, may enter into a side letter or similar agreement with a Member, executed in connection with the admission of such Member to the Company, which agreement has the effect of establishing rights under, or altering or supplementing the terms of this Agreement or such Member's Subscription Agreement in order to meet certain requirements of such Member (an 'Other Agreement')."

    Please explain to us:

    - How having Subscription Agreements and/or Side Letters with different terms would comply with section 18 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);

    - Whether different terms in any Subscription Agreements and/or Side Letters could have a material, negative effect on other Fund investors;

    - Whether the terms of different Subscription Agreements and/or Side Letters will be disclosed to all Fund investors, and how they will be disclosed including the timing of such disclosure;

    - Whether the terms of these Subscription Agreements and/or Side Letters include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and

    - Whether the terms of these Subscription Agreements and/or Side Letters have a direct or indirect effect on the management fee attributable to the applicable unitholders with whom such agreements are made.

45. Regarding section 13.8.5 titled, "Submission to Jurisdiction; Venue; Waiver of Jury Trial":
    - Please disclose in an appropriate location in the prospectus that unitholders waive the right to a jury trial.
    - Disclosure states that any legal action or proceeding or relief may be brought only in the state courts of Delaware. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please

also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that unitholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

<p style="text-align:center">*   *   *   *   *   *</p>

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Please respond to our comments in correspondence filed on EDGAR and in an amendment to the registration statement, as applicable.

Should you have any questions regarding this letter, please contact me at (202) 551-5166 or Megan Miller at (212) 336-0114.

Sincerely,
/s/ Lisa N. Larkin
Lisa N. Larkin
Senior Counsel

cc: Megan Miller, Staff Accountant
        Ryan Sutcliffe, Branch Chief
        Christian Sandoe, Assistant Director